Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Successful Remarketing of 1.18% Senior Notes due 2026

OAKVILLE, Ontario, March 26, 2024 – Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX: AQN) (NYSE: AQN) announced today that it has successfully remarketed its U.S.$1,150,000,000 aggregate principal amount of 1.18% Senior Notes due June 15, 2026 (the “Notes”).  The optional remarketing was conducted pursuant to the terms of a remarketing agreement dated February 29, 2024. The Notes were originally issued in June 2021 as a component of the Company’s corporate units (the “Corporate Units”).

Effective upon closing of the remarketing, the Notes will bear interest at 5.365% per year and will mature on June 15, 2026. The remarketing is expected to close on March 28, 2024, subject to customary closing conditions.

The Company conducted the remarketing on behalf of holders of the Corporate Units and will not directly receive any proceeds from the remarketing of the Notes. The proceeds from the remarketing of the Notes will be used, as an interim step prior to settlement of the purchase contracts issued as a component of the Corporate Units (the “Purchase Contracts”), to purchase a portfolio of treasury securities maturing on or before June 17, 2024. The Company expects that substantially all of the funds generated upon maturity of the treasury portfolio will be used on June 17, 2024, to settle the Purchase Contracts. Any remaining proceeds of the portfolio of treasury securities will be distributed to the holders of the Corporate Units. The Company intends to use the proceeds from the settlement of the Purchase Contracts to reduce existing indebtedness of the Company and its subsidiaries and for general corporate purposes.

The remarketing is being made to the public in each of the provinces and territories of Canada and in the United States by means of a short form base shelf prospectus dated March 8, 2024 and related prospectus supplement to be filed with applicable Canadian securities regulatory authorities and which will form part of the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”). The short form base shelf prospectus and the related prospectus supplement will contain important information about the Notes. Investors should read the short form base shelf prospectus and the related prospectus supplement before making an investment decision.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities, in any province, state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such province, state or jurisdiction. A prospectus supplement related to the remarketing will be filed with the SEC and applicable Canadian securities regulatory authorities in each of the provinces and territories of Canada and will be available on the SEC’s website at http://www.sec.gov and on SEDAR+ at www.sedarplus.com. Copies of the Company’s short form base shelf prospectus and the prospectus supplement relating to the remarketing may be obtained, when available, from CIBC World Markets Inc., RBC Dominion Securities Inc. and Merrill Lynch Canada, Inc., and in the United States from BofA Securities, Inc., CIBC World Markets Corp. and RBC Capital Markets, LLC.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.

AQN’s common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN’s common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.

Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:

Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500

Caution Regarding Forward-Looking Information

Certain statements included in this press release constitute “forward-looking information” within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). The words “will” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this press release include, but are not limited to, statements regarding the expected closing of the remarketing, the use of the  proceeds of the remarketing and the use of the proceeds from the settlement of the Purchase Contracts. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of presenting information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN’s Annual Information Form and Management Discussion & Analysis for the year ended December 31, 2023, each of which is available on SEDAR+ and EDGAR.

Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.